SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          THE SOLOMON-PAGE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  83427A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Lloyd Solomon
                         c/o The Solomon-Page Group Ltd.
                     1140 Avenue of the Americas, 9th Floor
                            New York, New York 10036
                                 (212) 403-6100
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 June 28, 2000
--------------------------------------------------------------------------------
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                                Page 1 of 7 Pages

--------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  2 of 7 Pages
------------------------------                  --------------------------------



================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                             LLOYD SOLOMON
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      PF/BK
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        985,000
  OWNED BY
    EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    985,000
--------------------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      985,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  3 of 7 Pages
------------------------------                  --------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                               SCOTT PAGE
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      PF/BK
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      801,900
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                    8       SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                  801,900
                ----------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      801,900
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  4 of 7 Pages
------------------------------                  --------------------------------


================================================================================
       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            HERBERT SOLOMON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      PF/BK
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      707,600
   OWNED BY
     EACH
   REPORTING    ----------------------------------------------------------------
  PERSON WITH
                    8        SHARED VOTING POWER

                                   -0-
                ----------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                   707,600
                ----------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      707,600
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  5 of 7 Pages
------------------------------                  --------------------------------


================================================================================
       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          TSPGL MERGER CORP.
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      BK
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
   REPORTING    ----------------------------------------------------------------
  PERSON WITH
                    8     SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                -0-
                ----------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      -0-
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  6 of 7 Pages
------------------------------                  --------------------------------


                                  SCHEDULE 13D

                                (Amendment No. 3)

                                 relating to the

                          Common Stock, $.001 par value

                                       of

                           THE SOLOMON-PAGE GROUP LTD.


         This Amendment No. 3 amends the Schedule 13D dated November 18, 1994 (the "Schedule 13D"), jointly filed by Lloyd Solomon, Herbert Solomon, and Scott Page (collectively, the "Reporting Persons") relating to the beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock"), of The Solomon-Page Group Ltd. (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of Schedule 13D is hereby amended and supplemented by the following:

         No purchases of Common Stock have been made in connection with the event with respect to which this Amendment No. 3 is being filed.

         On June 28, 2000, the Company and TSPGL entered into an Amended and Restated Merger Agreement (the "Merger Agreement") pursuant to which the Company will merge with and into TSPGL (the "Merger"). (See Item 4. Purpose of Transaction.)

         On June 27, 2000, the Company (on behalf of the Reporting Persons) received a commitment letter (the "Commitment Letter") from The Bank of New York (the "Bank") pursuant to which the Bank confirmed its willingness to extend a $19.0 million senior secured revolving credit ($11.5 million) and term loan ($7.5 million) facility (the "Facility") to enable TSPGL to consummate the Merger. The availability of borrowings under the Facility is subject to the negotiation and execution of a credit agreement and related documents, the absence of any material adverse change with respect to the Company, verification of information and the Bank's satisfaction with its due diligence concerning the Company. It is anticipated that an aggregate of approximately $15,757,00 will be required to consummate the Merger in accordance with the terms of the Merger Agreement and that such sum will be borrowed from the Bank under the Facility.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

         1. Amended and Restated Agreement and Plan of Merger, dated June 28, 2000, by and between The Solomon-Page Group Ltd. and TSPGL Merger Corp., incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated June 28, 2000.

         2. Commitment Letter, dated June 27, 2000, by and between The Bank of New York and The Solomon- Page Group Ltd.*

-------------------
* To be filed by amendment.

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  7 of 7 Pages
------------------------------                  --------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2000

                                   /s/ Lloyd Solomon
                                   ----------------------------------
                                       Lloyd Solomon


                                   /s/ Scott Page
                                   ----------------------------------
                                       Scott Page


                                   /s/ Herbert Solomon
                                   ----------------------------------
                                       Herbert Solomon


                                   TSPGL MERGER CORP.


                                   By: /s/ Lloyd Solomon
                                       ------------------------------
                                       Name: Lloyd Solomon
                                       Title: Chief Executive Officer



                                       -7-